UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934 (Amendment No. 10)*

Cipher Mining Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

17253J106
(CUSIP Number)

Stijn Ehren Strawinskylaan 3051 1077ZX Amsterdam, the Netherlands +31 6 29 94 48 88 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communication)

November 7, 2024 (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 17253J106	SCHEDULE 13D

1		NAMES OF REPORTING PERSONS

Bitfury Holding B.V.

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)

OO

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

-0-

	8	SHARED VOTING POWER

4,821,560

	9	SOLE DISPOSITIVE POWER

-0-

	10	SHARED DISPOSITIVE POWER

4,821,560

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,821,560

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.4%

14		TYPE OF REPORTING PERSON (See Instructions)

CO

CUSIP No. 17253J106	SCHEDULE 13D

1		NAMES OF REPORTING PERSONS

Bitfury Top HoldCo B.V.

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)

OO

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

-0-

	8	SHARED VOTING POWER

48,733,104

	9	SOLE DISPOSITIVE POWER

-0-

	10	SHARED DISPOSITIVE POWER

48,733,104

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

48,733,104

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.0%

14		TYPE OF REPORTING PERSON (See Instructions)

CO

CUSIP No. 17253J106	SCHEDULE 13D

1		NAMES OF REPORTING PERSONS

Bitfury Group Limited

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)

OO

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

-0-

	8	SHARED VOTING POWER

48,733,104

	9	SOLE DISPOSITIVE POWER

-0-

	10	SHARED DISPOSITIVE POWER

48,733,104

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

48,733,104

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.0%

14		TYPE OF REPORTING PERSON (See Instructions)

CO

CUSIP No. 17253J106	SCHEDULE 13D

1		NAMES OF REPORTING PERSONS

V3 Holding Limited

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)

OO

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

-0-

	8	SHARED VOTING POWER

98,747,588

	9	SOLE DISPOSITIVE POWER

-0-

	10	SHARED DISPOSITIVE POWER

98,747,588

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

98,747,588

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

28.4%

14		TYPE OF REPORTING PERSON (See Instructions)

CO

CUSIP No. 17253J106	SCHEDULE 13D

1		NAMES OF REPORTING PERSONS

Valerijs Vavilovs

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)

OO

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

Georgia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

-0-

	8	SHARED VOTING POWER

98,747,588

	9	SOLE DISPOSITIVE POWER

-0-

	10	SHARED DISPOSITIVE POWER

98,747,588

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

98,747,588

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

28.4%

14		TYPE OF REPORTING PERSON (See Instructions)

IN

CUSIP No. 17253J106	SCHEDULE 13D

Explanatory Note
This Amendment No. 10 (“Amendment No. 10”) to Schedule 13D relates to shares of common stock, par value $0.001 per share (the “Common Stock”), of Cipher Mining Inc., a Delaware corporation (the “Issuer”), and amends and supplements the initial statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) by the Reporting Persons on September 23, 2021, as amended by Amendment No. 1 to Schedule 13D filed with the SEC by the Reporting Persons on April 12, 2022, Amendment No. 2 to Schedule 13D filed with the SEC by the Reporting Persons on November 9, 2023, Amendment No. 3 to Schedule 13D filed with the SEC by the Reporting Persons on January 24, 2024, Amendment No. 4 to Schedule 13D filed with the SEC by the Reporting Persons on February 26, 2024, Amendment No. 5 to Schedule 13D filed with the SEC by the Reporting Persons on May 16, 2024, Amendment No. 6 to Schedule 13D filed with the SEC by the Reporting Persons on June 13, 2024, Amendment No. 7 to Schedule 13D filed with the SEC by the Reporting Persons on June 28, 2024, Amendment No. 8 to Schedule 13D filed with the SEC by the Reporting Persons on September 4, 2024 and Amendment No. 9 to Schedule 13D filed with the SEC by the Reporting Persons on September 10, 2024 (the “Original Schedule 13D,” and as amended by Amendment No. 10, the “Schedule 13D”). Capitalized terms used but not defined in this Amendment No. 10 shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

On November 7, 2024, V3 sold 300,000 shares of Common Stock on the open market at an average price of $6.60 per share. These shares represent only 0.6% of V3’s direct holdings of Common Stock and the sales are part of V3 and Mr. Vavilov’s disciplined, long-term strategy to support personal initiatives for diversification and philanthropy. As of the date of this Amendment No. 10, and as a non-insider shareholder with no involvement in management or representation on the Issuer’s board of directors, V3 and Mr. Vavilov are currently committed to a careful, gradual approach of selling on the open market from time to time, with a threshold of not exceeding 5% of the Issuer’s average daily trading volume on any given day. The timing and quantity of future sales, if any, will depend on market conditions, the trading price of the Common Stock, and its volume. This disciplined approach reflects V3 and Mr. Vavilov’s confidence in the Issuer’s long-term growth and stability, and these sales are not indicative of any current change in V3 and Mr. Vavilov’s outlook on the Issuer’s potential.

Item 5. Interest in Securities of the Issuer.

Items 5(a) - (b) of the Schedule 13D are hereby amended and restated to read as follows:

The following sets forth, as of November 7, 2024, the aggregate number of shares of Common Stock of the Issuer and percentage of Common Stock of the Issuer beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock of the Issuer as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 347,806,123 shares of Common Stock outstanding as of October 30, 2024, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on October 31, 2024:

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Bitfury Holding B.V.	4,821,560	1.4%	0	4,821,560	0	4,821,560
Bitfury Top HoldCo B.V.	48,733,104	14.0%	0	48,733,104	0	48,733,104
Bitfury Group Limited	48,733,104	14.0%	0	48,733,104	0	48,733,104
V3 Holding Limited	98,747,588	28.4%	0	98,747,588	0	98,747,588
Valerijs Vavilovs	98,747,588	28.4%	0	98,747,588	0	98,747,588

Bitfury Holding is the record holder of 4,821,560 shares of Common Stock. Bitfury Top HoldCo is the record holder of 43,911,544 shares of Common Stock and is the sole owner of Bitfury Holding. As a result, Bitfury Top HoldCo may be deemed to share beneficial ownership of the shares of Common Stock held by Bitfury Holding.

V3 is the direct holder of 50,014,484 shares of Common Stock. Valerijs Vavilovs is the sole owner of V3, which is the majority owner of BGL. BGL is the sole owner of Bitfury Top HoldCo. As a result of the foregoing relationships, each of Mr. Vavilovs, V3 and BGL may be deemed to share beneficial ownership of the Common Stock beneficially owned by Bitfury Top Holdco, and Mr. Vavilovs is deemed to share beneficial ownership of the Common Stock beneficially owned by V3.

Item 5(c) of the Schedule 13D is hereby amended and supplemented as follows:

In addition to the open market sale reported in Item 4 hereto, the Reporting Persons have engaged in the following sale subsequent to the filing of Amendment No. 9 to Schedule 13D filed with the SEC by the Reporting Persons on September 10, 2024. The sale reported below was a privately negotiated transaction at a premium of 9.89% to the Nasdaq closing price of the Common Stock on the date of sale, which was $5.66.

Date	Number of Shares Sold	Price Per Share	Price Range Per Share	Selling Entity
October 28, 2024	1,000,000	$6.22	-	Bitfury Top HoldCo B.V.

Item 7. Materials to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit Number	Description

1	Joint Filing Agreement, dated as of November 12, 2024

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dates:  November 12, 2024

BITFURY HOLDING B.V.

By:	/s/ Stijn Ehren
Name:	Stijn Ehren
Title:	Managing Director

BITFURY TOP HOLDCO B.V.

By:	/s/ Stijn Ehren
Name:	Stijn Ehren
Title:	Managing Director

BITFURY GROUP LIMITED

By:	/s/ Valerijs Vavilovs
Name:	Valerijs Vavilovs
Title:	Director

V3 HOLDING LIMITED

By:	/s/ Valerijs Vavilovs
Name:	Valerijs Vavilovs
Title:	Director

VALERIJS VAVILOVS

By:	/s/ Valerijs Vavilovs
Name:	Valerijs Vavilovs

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that they are jointly filing this statement on Schedule 13D. Each of them is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of the 12th day of November, 2024.

BITFURY HOLDING B.V.

By:	/s/ Stijn Ehren
Name:	Stijn Ehren
Title:	Managing Director

BITFURY TOP HOLDCO B.V.

By:	/s/ Stijn Ehren
Name:	Stijn Ehren
Title:	Managing Director

BITFURY GROUP LIMITED

By:	/s/ Valerijs Vavilovs
Name:	Valerijs Vavilovs
Title:	Director

V3 HOLDING LIMITED

By:	/s/ Valerijs Vavilovs
Name:	Valerijs Vavilovs
Title:	Director

VALERIJS VAVILOVS

By:	/s/ Valerijs Vavilovs
Name:	Valerijs Vavilovs